OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

China 3C Group
(Name of Issuer)
Common Stock
(Title of Class of Securities)
169362 10 0
(CUSIP Number)
Huiqi Xu
368 HuShu Nan Road
Hangzhou City, Zhejiang Province
P.R. China 310014
86-571-88381700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	169362 10 0

1	NAMES OF REPORTING PERSONS: Huiqi Xu

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	China

	7	SOLE VOTING POWER:

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	38.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock of China 3C Group, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 368 HuShu Nan Road, HangZhou City, Zhejiang Province, China.
Item 2. Identity and Background.
     (a) Name: Huiqi Xu
     (b) Address: 368 HuShu Nan Road, Hangzhou City, Zhejiang Province, P.R. China 310014
     (c) Occupation and Place of Employment: Mr. Xu is not currently employed.
     (d) During the last five years, Mr. Xu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, Mr. Xu has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
     (f) Citizenship: Chinese
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Xu used $100,000 of his personal funds to acquire 1,000,000 shares of the Issuer’s common stock on December 20, 2005.
Item 4 Purpose of Transaction.
     On December 20, 2005, the Issuer entered into a subscription agreement with Mr. Xu (the “Subscription Agreement.”) Pursuant to the terms of the Subscription Agreement, the Issuer issued and sold 1,000,000 shares of its common stock to Mr. Xu in a private placement exempt from the registration requirements of Section 5 of the Securities Act of 1933. The Issuer sold the shares at a price of $0.10 per share, for aggregate offering consideration of $100,000. Mr. Xu acquired the securities for investment purposes.
     Mr. Xu has no plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Xu owns 1,000,000 shares of common stock of the Issuer, which as of December 20, 2005, accounted for approximately 38.2% of the Issuer’s issued and outstanding common stock.

     (b) Mr. Xu has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 1,000,000 shares of common stock of the Issuer that he owns.
     (c) Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Xu.
     (e) The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: As of December 21, 2005, Mr. Xu ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Inapplicable.
Item 7. Material to Be Filed as Exhibits.
     Exhibit A            Subscription Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2005	HUIQI XU
/s/ Huiqi Xu
Huiqi Xu, Individually